================================================================================

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                    FORM 11-K


                   [X] ANNUAL REPORT PURSUANT TO SECTION 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934


                 FOR THE FISCAL YEAR ENDED DECEMBER 31, 2002 OR

        [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
                              EXCHANGE ACT OF 1934

                        FOR THE TRANSITION PERIOD FROM TO


                         Commission File Number 0-20882


                  STANDARD MANAGEMENT CORPORATION SAVINGS PLAN
                            (Full title of the plan)

                         Standard Management Corporation
                         10689 North Pennsylvania Street
                           Indianapolis, Indiana 46280
           (Name of issuer of the securities held pursuant to the plan and the address of its principal executive offices)

       Registrant's Telephone Number, including Area Code: (317) 574-6200

                  STANDARD MANAGEMENT CORPORATION SAVINGS PLAN

                              Financial Statements
                           with Supplemental Schedule
                     Years Ended December 31, 2002 and 2001

                  STANDARD MANAGEMENT CORPORATION SAVINGS PLAN
                                TABLE OF CONTENTS

                                                                                                                  PAGE
                                                                                                                  ----
INDEPENDENT AUDITORS' REPORT ON THE FINANCIAL STATEMENTS                                                             1


FINANCIAL STATEMENTS

   Statement of Net Assets Available for Benefits                                                                    2

   Statement of Changes In Net Assets Available for Benefits                                                         3

   Notes to Financial Statements                                                                                     4


SUPPLEMENTAL INFORMATION

   Schedule H, Line 4i--Schedule of Assets Held for Investment Purposes at End of Year                               9

                          INDEPENDENT AUDITOR'S REPORT


To the Plan Administrator
STANDARD MANAGEMENT CORPORATION
SAVINGS PLAN
Indianapolis, Indiana


We have audited the accompanying statement of net assets available for benefits of STANDARD MANAGEMENT CORPORATION SAVINGS PLAN as of December 31, 2002 and 2001, and the related statements of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of STANDARD MANAGEMENT CORPORATION SAVINGS PLAN as of December 31, 2002 and 2001, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes at end of year is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental information is the responsibility of the Plan's management. The supplemental information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

The supplemental Schedule H, line 4i-Schedule of Assets, (Held for Investment Purposes at End of Year) that accompanies the Plan's financial statements does not disclose the historical cost of certain plan assets held by the Plan custodian. Disclosure of this information is required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act 1974.

June 25, 2003



                                      (1)

                  STANDARD MANAGEMENT CORPORATION SAVINGS PLAN
                 STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

DECEMBER 31                                               2002              2001
-----------------------------------------            ---------------   ---------------
ASSETS
   Cash                                              $        18,358   $            81
   Investments                                             3,261,125         3,813,099
   Employee contributions receivable                          11,000                 0
   Net employer contributions receivable                         537                 0
                                                     ---------------   ---------------

NET ASSETS AVAILABLE FOR BENEFITS                    $     3,291,020   $     3,813,180
                                                     ===============   ===============


See accompanying notes.



                                      (2)

                  STANDARD MANAGEMENT CORPORATION SAVINGS PLAN
            STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

YEAR ENDED DECEMBER 31                                                  2002               2001
-----------------------------------------------------------------   --------------    --------------
ADDITIONS
   Investment income
     Net appreciation in fair value of investments including
       realized gains and losses on sale of investments             $            0    $      561,228
     Interest and dividends                                                 39,011            49,904
                                                                    --------------    --------------
         Net investment gain                                                39,011           611,132

   Employee contributions                                                  418,427           364,734
   Employee rollover contributions                                         143,412                 0
   Employer contributions                                                  230,667           221,937
                                                                    --------------    --------------
         Total additions                                                   831,517         1,197,803
                                                                    --------------    --------------

DEDUCTIONS
   Net depreciation in fair value of investments including
     realized gains and losses on sale of investments                      854,501                 0
   Benefits paid to participants                                           488,423           229,881
   Administrative expenses                                                  10,753            10,519
                                                                    --------------    --------------
         Total deductions                                                1,353,677           240,400
                                                                    --------------    --------------

NET INCREASE (DECREASE)                                                   (522,160)          957,403

NET ASSETS AVAILABLE FOR BENEFITS, BEGINNING OF YEAR                     3,813,180         2,855,777
                                                                    --------------    --------------

NET ASSETS AVAILABLE FOR BENEFITS, END OF YEAR                      $    3,291,020    $    3,813,180
                                                                    ==============    ==============



See accompanying notes.



                                      (3)

                  STANDARD MANAGEMENT CORPORATION SAVINGS PLAN
                          NOTES TO FINANCIAL STATEMENTS
                           DECEMBER 31, 2002 AND 2001


NOTE A -- DESCRIPTION OF PLAN:

The following description of Standard Management Corporation (the Company) Savings Plan (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

GENERAL

The Plan is a defined-contribution plan pursuant to Section 401(k) of the Internal Revenue Code. It is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). Established June 1, 1987, and restated effective January 1, 1999, the Plan covers all employees of the Company and its subsidiaries. Participation is voluntary. Employees age twenty-one or older are eligible to become a participant on the first day of the month following the initial six-month period of employment. A member of management of the Company served as Plan trustee for the year ended December 31, 2002. Subsequent to December 31, 2002, the Plan appointed two different members of management to serve as co-trustees of the Plan.

CONTRIBUTIONS

Pre-tax employee contributions to the Plan are made through salary reduction agreements in increments of 1.0% of the participants annual earnings, not to exceed the lesser of 85.0% of the participant's annual earnings or the maximum amount specified by federal tax law ($11,000 for pre-tax contributions for 2002, with an additional $1,000 for eligible participants over 50 years of age). The Company provides a 401(k) safe harbor matching contribution equal to 100% of each participant's contribution not exceeding 4% of the participant's compensation for the year. Participants designate the portfolios to which their contributions are made and have the opportunity to change the options previously elected. Participants may also contribute amounts representing distributions from other qualified plans.

PARTICIPANT INVESTMENT ACCOUNT OPTIONS

Investment account options available include various funds. Each participant has the option of directing his contributions into any of the separate investment accounts and may change the allocation daily.

PARTICIPANT ACCOUNTS

Each participant's account is credited with the participant's contribution and allocation of the Company's contribution and Plan earnings. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.



                                      (4)

                  STANDARD MANAGEMENT CORPORATION SAVINGS PLAN
                          NOTES TO FINANCIAL STATEMENTS
                           DECEMBER 31, 2002 AND 2001

NOTE A - DESCRIPTION OF PLAN (CONTINUED):

VESTING

Participants are immediately vested in their voluntary contributions plus actual earnings thereon. As of January 1, 1999, the Company elected to make matching contributions to the Plan in accordance with the safe harbor provisions outlined in Section 401(k)(12)(B) of the Internal Revenue Code. Under these safe harbor provisions, all Company matching contributions made after this date are immediately vested. Company matching contributions prior to January 1, 1999 will continue to vest under the former service schedule, which is a gradual vesting schedule based upon length of service. Participants become fully vested in these Company contributions after six years of service. The non-vested interests of withdrawn participants are used to reduce future Company contributions.

PAYMENT OF BENEFITS

Upon termination of service, participants receive a qualified joint survivor annuity. However, participants may decline this form of payment and elect to receive a lump sum amount equal to the value of their accounts. A participant may make withdrawals after age 59 1/2, and under certain circumstances provided by the Plan, hardship withdrawals.

LOANS

The Plan agreement includes provisions authorizing loans from the Plan to active eligible participants. Participants may obtain loans up to 50% of the vested portion of their account balances, a minimum of $1,000 to a maximum of $50,000. Loan terms shall not exceed five years except in the case of the purchase of a primary residence. The loans are secured by the balance in the participant's account and bear interest at a rate commensurate with local prevailing rates. Repayment of both principal and interest is made to the participant's account through payroll withholdings or a lump sum.

PLAN TERMINATION

The Plan is administered by the Plan Administrator, who is appointed by the Company's Board of Directors, and who establishes the rules and procedures necessary for the Plan's operations. Although it has not expressed any intent to do so, the Company has the discretionary right to terminate the Plan, subject to the provisions of ERISA. In the event the Plan is terminated, each participant's account shall be nonforfeitable with respect to both the participant's and employer's contributions, and the net assets shall be set aside for payment to the participants. Distributions shall be made by the trustee in a lump sum or in substantially equal installments during a period not exceeding one year following such termination.


NOTE B -- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

METHOD OF ACCOUNTING

The accompanying financial statements have been prepared on the accrual method of accounting.



                                      (5)

                  STANDARD MANAGEMENT CORPORATION SAVINGS PLAN
                          NOTES TO FINANCIAL STATEMENTS
                           DECEMBER 31, 2002 AND 2001


NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED):

USE OF ESTIMATES

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires the Trustee to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

INVESTMENTS

Plan investments are stated at quoted market prices or prices established by the custodian. Purchases and sales of securities are recorded on a trade-date basis.

PAYMENT OF BENEFITS

Benefits are recorded when paid.

ADMINISTRATIVE EXPENSES

Administrative expenses may be paid by the Company or the Plan, at the Company's discretion. Effective January 1, 2002 substantially all of these costs were paid by the Plan.



                                      (6)

                  STANDARD MANAGEMENT CORPORATION SAVINGS PLAN
                          NOTES TO FINANCIAL STATEMENTS
                           DECEMBER 31, 2002 AND 2001


NOTE C -- INVESTMENTS:

The Plan's investments, except for the Company Stock Fund, which is held by the trustee of the Plan, are maintained by the custodian. The Plan's investments (including investments bought, sold, and held during the year) appreciated (depreciated) in fair value as follows:

                                                                                   2002
                                                                     ---------------------------------
                                                                     NET APPRECIATION
                                                                      (DEPRECIATION)      FAIR VALUE
                                                                      IN FAIR VALUE        AT END
YEAR ENDED DECEMBER 31                                                 DURING YEAR         OF YEAR
-------------------------------------------------------------------  ----------------   --------------
Investments at fair value as determined by quoted prices in an active market

   Mutual funds                                                       $     (375,099)   $    2,332,331
   Common stock of plan sponsor                                             (479,402)          867,570

Investments at cost which approximates market:
   Participant loans                                                               0            61,224
                                                                      --------------    --------------

                                                                      $     (854,501)   $    3,261,125
                                                                      ==============    ==============



                                                                                   2001
                                                                     -------------------------------
                                                                     NET APPRECIATION
                                                                      (DEPRECIATION)     FAIR VALUE
                                                                      IN FAIR VALUE       AT END
YEAR ENDED DECEMBER 31                                                 DURING YEAR        OF YEAR
-------------------------------------------------------------------  ----------------  -------------
Investments at fair value as determined by quoted prices in an active market

   Mutual funds                                                       $    (117,153)   $   2,382,283
   Common stock of plan sponsor:                                            678,381        1,383,468

Investments at cost which approximates market:
   Participant loans                                                              0           47,348
                                                                      -------------    -------------

                                                                      $     561,228    $   3,813,099
                                                                      =============    =============




                                      (7)

                  STANDARD MANAGEMENT CORPORATION SAVINGS PLAN
                          NOTES TO FINANCIAL STATEMENTS
                           DECEMBER 31, 2002 AND 2001


The fair value of individual investments that represented 5% or more of the Plan's assets were as follows:

DECEMBER 31                                                                                   2002                2001
-----------                                                                                  ---------          ---------
Schwab Money Market                                                                           $194,836           $192,977
Pimco Total Return Class D                                                                     182,518            201,290
Janus Balanced Fund                                                                            256,407            259,700
Schwab S&P 500                                                                                 187,523                  0
Marisco Focus                                                                                  237,814                  0
Weitz Partners Value                                                                           174,191                  0
Wasatch Growth                                                                                 172,880                  0
Alliance Premier Gr. Class A                                                                         0            191,924
Janus Overseas                                                                                       0            193,322
Oakmark Select Fund                                                                            220,329                  0
Standard Management Corporation Stock Fund                                                     867,570          1,383,468


NOTE D -- PARTY-IN-INTEREST TRANSACTIONS:

Party-in-interest transactions include those with fiduciaries or employees of the Plan, any person who provides services to the Plan, an employer whose employees are covered by the Plan, an employee organization whose members are covered by the Plan, a person who owns 50% or more of such an employer or employee association, or relatives of such persons.

Participants in the Plan may contribute to the Company Stock Fund, which invests exclusively in common stock of the Company. The Plan also invests in mutual funds of the Plan custodian. Individually non-material expenses paid to parties-in-interest aggregated to $10,753 and $10,519 at December 2002 and 2001, respectively.

The Company provides certain administrative services at no cost to the Plan.


NOTE E -- TAX STATUS:

The Plan operates under a standardized adoption agreement in connection with a prototype 401(k) profit-sharing plan and trust sponsored by Redwood Pension Advisors. This prototype Plan document has been filed with the appropriate agency and has obtained a determination letter from the Internal Revenue Service stating that the prototype constitutes a qualified Plan under Section 401 of the Internal Revenue Code and that the related trust was tax-exempt as of the financial statement date.



                                      (8)

                  STANDARD MANAGEMENT CORPORATION SAVINGS PLAN
      SCHEDULE H, LINE 4i--SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                                 AT END OF YEAR
                                DECEMBER 31, 2002
           EMPLOYER IDENTIFICATION NUMBER: 35-1773567 PLAN NUMBER: 001

 (a)                          (b)                                        (c)                                     (e)
                                                              DESCRIPTION OF INVESTMENT
                       IDENTITY OF ISSUE,                     INCLUDING MATURITY DATE,
                      BORROWER, LESSOR, OR                  RATE OF INTEREST, COLLATERAL,                      CURRENT
                         SIMILAR PARTY                          PAR OR MATURITY VALUE                           VALUE
----------------------------------------------------------------------------------------------------------------------------
     MUTUAL FUNDS
   *      Schwab Money Market                                      194,836 shares                             $   194,836
          Pimco Low Duration                                         6,705 shares                                  68,859
          Pimco Total Return Class D                                17,105 shares                                 182,518
          Loomis Sayles Bond                                         7,732 shares                                  84,977
          Janus Balanced Fund                                       14,340 shares                                 256,407
   *      Schwab S&P 500                                            13,829 shares                                 187,523
          Selected American Shares                                   4,491 shares                                 126,814
          Marisco Focus                                             20,990 shares                                 237,814
          Third Avenue Value                                         2,629 shares                                  80,111
          Weitz Partners Value                                      10,157 shares                                 174,191
          Wasatch Growth                                             6,480 shares                                 172,880
          RS Emerging Growth                                         3,508 shares                                  67,182
          Janus Overseas                                            10,309 shares                                 157,618
          Mutual Discovery                                           4,673 shares                                  75,521
          Oakmark Select Fund                                        9,250 shares                                 220,329
          Other Mutual Funds                                        10,320 shares                                  44,751
                                                                                                              -----------
                                                                                                                2,332,331
                                                                                                              -----------
     COMMON STOCK
   *      Standard Management Corp Stock                           222,454 shares                                 867,570

     LOANS
        Participants loans                                                                                         61,224
                                                                                                              -----------

                                                                                                              $ 3,261,125
                                                                                                              ===========

*Party-in-interest



                                       (9)

                                  EXHIBIT INDEX



Number            Exhibit
------            -------
  23              Consent of independent certified public accountants

  99.1            Certification pursuant to section 906 of the Sarbanes-Oxley
                  Act of 2002

                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees have duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.


                                STANDARD MANAGEMENT CORPORATION
                                SAVINGS PLAN






Date:  June 30, 2003            /s/ Stephen M. Coons
                                -----------------------------------------------
                                Stephen M. Coons
                                Executive Vice President of Standard Management
                                Corporation and Trustee


                                /s/ Holbrook Hankinson
                                -----------------------------------------------
                                Holbrook Hankinson
                                Executive Vice President of Standard Management Corporation and Trustee